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Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

02 MAY 29 AM 11:38

Santos

02034440

SUPPL

Date: Thu 30 May 2002 01:40:33 AM EDT

To: SECURITIES EXCHANGE COMMISSION
: SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
: SANTOS HOUSE
: 91 KING WILLIAM STREET
: ADELAIDE SA 5000

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

Subject: Expanded Otway Basin Production and Gas
: SalesAgreement

Number of pages (incl. cover sheet): 3

dlw 6/3

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

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Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos Ltd
ABN 80 007 550 923
GPO Box 2455
Adelaide SA 5001
Telephone: 08 8218 5111
Facsimile: 08 8218 5131
www.santos.com.au

Santos

News Release

Issued by Investor Relations

30 May 2002

Santos Announces Expanded Otway Basin Production And Gas Sales Agreement

Santos Limited today announced that it has executed a gas sales agreement with a major energy retailer for further production from the Victorian onshore Otway basin. Santos has also concluded a gas purchase arrangement whereby Santos will purchase Beach Petroleum NL's 10% share of production from the Victorian PEP154 permit.

Santos Limited has signed a 25 Petajoule (PJ), 30 month gas sales agreement with a major energy retailer. Gas supplies for the contract are expected to commence in July 2002 and will be met by the onshore Otway Basin discoveries in Victorian permits PEP153 and PEP 154.

Santos' Managing Director, Mr John Ellice-Flint said "This continues Santos' strategy of building up the Company's role in the Victorian gas market.

Production from Heytesbury now accounts for up to 7% of the Victorian gas market."

Santos has upgraded and expanded the Heytesbury gas processing facility and recently connected the McIntee, Croft and Naylor wells.

The Heytesbury gas facility is located 160 kilometres South-West of Melbourne and commenced production in 1999. The facility currently processes gas from the Victorian PEP 153 and PEP 154 permits.

Participants in PEP154 are:

Santos Group	90% (Operator)
Beach Petroleum NL	10%

Participants in PEP153 are:

Santos Group	100% (Operator)

For further information contact:

Graeme Bethune, General Manager Business Development on (08) 8218 5157 or 0419 828 617.

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

Date: Thu 30 May 2002 02:31:36 AM EDT

To: SECURITIES EXCHANGE COMMISSION
: SECURITIES EXCHANGE COMMISSION
:
:

From: SANTOS LTD
: SANTOS HOUSE
: 91 KING WILLIAM STREET
: ADELAIDE SA 5000

Subject: Weekly Drilling Report w/e 30 May 2002
:
:
:

Number of pages (incl. cover sheet): 2

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

Week Ending 30th May 2002

Wildcat Exploration Well

Crocker Perkins 2

Type	Gas Exploration Wildcat	
Location	Texas USA Mikeska Project, Live Oak County.	
Status at 0500hrs 29/05/02 (Houston Time)	Drilling ahead in directional hole. The current depth is 4155m with 338m progress for the week.	
Planned Total Depth	4570m	
Interest	Santos Group	45.0 %
Operator	Santos Group	

Enquiries: Dr Graeme Bethune
General Manager - Finance & Investor Relations
ph. 08 8218 6157
fax. 08 8218 5970

During the week ending 30th May 2002 Santos Limited also participated in 17 development wells.
A complete list of Santos' drilling activity is available from www.santos.com